Strategic investor joins CorpBanca as a significant shareholder
IFC –a member of the World Bank Group – to acquire a 5% equity stake

Santiago - Chile, October 5, 2012. CORPBANCA (NYSE:BCA; BCS: CORPBANCA) announces an equity investment agreement between Corp Group Banking S.A. (CorpBanca's parent company, controlled by Inversiones Corpgroup Interhold Limitada (formerly Corp Group Interhold S.A. and referred to as the Saieh Group)), Compania Inmobiliaria y de Inversiones Saga Ltda., CorpGroup Inversiones Bancarias Ltda. and International Finance Corporation (IFC, a member of the World Bank Group) jointly with IFC Asset Management Company.  Subject to the satisfaction of customary closing conditions, CorpBanca has agreed to issue new capital, the subscription for which will result in IFC holding a 5% equity interest in CorpBanca .  As part of the agreement, a representative of IFC will serve as a member of our board of directors.

The investment by IFC will provide CorpBanca with a long-term strategic shareholder that is highly recognized in the global investment community, has profound business know-how and global presence and experience. The investment commitment is a significant boost to the Saieh Group, our trajectory and the future projections of our bank. Undoubtedly, the IFC is an important investor that will assist us in developing our business plan and our regional expansion process.

This is an important step for our bank in strengthening our corporate governance. The presence of an IFC representative on our board of directors, together with IFC's participation in our development plan, signifies that we have excelled in complying with IFC's and the World Bank Group's strict investment standards. Particularly, in our commitment to transparency and good practices in the financial business.

Fernando Massú, CorpBanca's CEO, pointed out that "IFC has, in the recent past, invested in important financial institutions in the region, including banks such as Banco Davivienda from Colombia and Banorte from Mexico, as well as Sura Group in the pensions business. All of this provides another reason to be proud of this investment and its impact on our growth plan".

Press Release October 5, 2012 Page 2 / 2

About IFC
IFC, a member of the World Bank Group, is the largest global development institution focused exclusively on the private sector. IFC helps developing countries achieve sustainable growth by financing investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. In fiscal year 2012, IFC’s investments reached an all-time high of more than $20 billion, leveraging the power of the private sector to create jobs, spark innovation, and tackle the world’s most pressing development challenges. For more information about IFC, visit www.ifc.org.

CONTACT:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 660-2555
investorrelations@corpbanca.cl

Claudia Labbé
Manager Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 660-2699
claudia.labbe@corpbanca.cl

Adriana Gomez
IFC
Washington, D.C.
Phone: +202-458-5204
AGomez@ifc.org